SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Excerpt Of Minute Of A Special Meeting Of The Board Of Directors Of Companhia Siderúrgica Nacional, Held On January 14, 2004, Prepared In A Summarized Format

NIRE: 33.300.011.595

1. Date: January 14, 2004.

2. Time: 10:30 A.M.

3. Place: Av. Juscelino Kubitschek, no. 1830, Torre I, 14th floor, São Paulo, SP.

4. Participants: Benjamin Steinbruch (President), Jacks Rabinovich, Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Edmar Lisboa Bacha, Fernando Perrone, Mauro Molchansky and Felipe Ha Jong Kim (General Secretary).

6. Agenda: 6.1 – Note Issuance – The Board of Directors approved: (i) the issue of Notes by the subsidiary CSN Islands VIII Corp., in the amount of US$200,000,000.00, at an interest rate of 9.75 per cent per year, with coordination by Citigroup Global Markets Inc. and Banco Itaú BBA S/A, with fees of 0.4%, which shall the issue of US$350,000,000.00 Notes effected on 12/23/2003, totaling US$550,000,000.00 for the period of 10 years (September 2013); (ii) the provision of pledge by the Company, in the issue of the CSN Islands VIII Corp. Notes; (iii) the supplementary issue of Notes, by the Company, in an amount in yens equivalent to US$200,000,000.00, which shall integrate the issue of 37,310,000,000.00-yen Notes, for the period of 10 years (December 2013), at the maximum interest rate of 9.75 per cent per year; (iv) that the members of the executive board should take all actions necessary to execute each instrument associated with such issues, including but not limited to warranty provision. Subsequently, the Board of Directors approved, according to the rules of the Sarbanes-Oxley Act, the hiring of Deloitte Touche Tohmatsu for the provision of any services eventually necessary to the issuance of such Notes, including but not limited to the Offering Memorandum Supplement and the issue of a Comfort Letter authorizing the members of the Executive Board, either individually or jointly, to negotiate, contract and sign each and every document associated with such hiring. I certify that the deliberations herein transcribed are faithful to the original minutes filed at the Company headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Felipe Ha Jong Kim

Secretary-General of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 16, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.